Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES THE DATE OF ITS 2023 ANNUAL MEETING OF LIMITED PARTNERS

ATHENS – October 25, 2023 – Dynagas LNG Partners LP (NYSE:“DLNG”) (the “Partnership”), an owner and operator of liquefied natural gas carriers, announced today that its Board of Directors (the “Board”) has scheduled the Partnership’s 2023 Annual Meeting of Limited Partners (the “Meeting”) to be held on November 30, 2023 at 4:00 p.m., local time, at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece. The Board has fixed a record date of October 20, 2023 (the “Record Date”) for the determination of the Limited Partners entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Partnership’s Notice of the Meeting and Proxy Statement will be mailed on or about October 25, 2023 to Limited Partners of record as of the Record Date and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov. The Notice of the Meeting and Proxy Statement and the Partnership’s 2022 Annual Report are also available on the Partnership’s website at www.dynagaspartners.com.

Contact Information:
Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com